UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
Commission File Number: 001-41713

ATS CORPORATION
(Translation of registrant’s name into English)

730 Fountain Street North
Building 3
Cambridge, Ontario N3H 4R7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

 INCORPORATION BY REFERENCE

Exhibit 99.1 of this form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statements on Form F-10 (File No. 333-278270) and Form S-8 (File No. 333-273050).

EXHIBIT INDEX

99.1	Management Information Circular
99.2	Notice of Meeting
99.3	Notice of Proxy Materials
99.4	Voter Instruction Form
99.5	Form of Proxy
99.6	Lumi Virtual Meeting Guide

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION (Registrant)

Date: July 7, 2025	By:	/s/ Gordon Raman
Name: Gordon Raman
Title: Chief Legal Officer